REGISTRATION WITHDRAWAL REQUEST

Mexico Sales Made Easy, Inc.

1785 E. Sahara Ave. Suite 490-941

Las Vegas, NV, 89104

March 25, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Mexico Sales Made Easy, Inc.
Registration Statement on Form S-1
File No. 333-214627

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, SITO Mobile, Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-214627), together with all amendments and exhibits thereto (collectively, the “Registration Statement”).

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Henry Bonner, at (619) 278-8326.

Thank you for your assistance in this matter.

Sincerely, SITO Mobile, Ltd.

By:	/s/ Jerry Hug
Jerry Hug
Chief Executive Officer